Exhibit 99.1

No.26-19  BMM: TSX-V              NEWS RELEASE

Black Mammoth Metals Extends Target Zone and Obtains Drill Permit at Mustang Gold and Silver Property, NV

Vancouver, B.C., October 22, 2026. Black Mammoth Metals Corporation (TSX-V: BMM / NASDAQ: BMMX) (“Black Mammoth” or the “Company”) is pleased to announce that it has extended the main target zone (“Mustang Main”) at its Mustang Gold and Silver Property (“Mustang” or the “Property”) towards the south (“Mustang South”). The Property extends over 8.8 km north-south along the Pactolus Hills on the Walker Lane trend, Nye County, NV.

Exploration at Mustang North has also begun which includes geologic work and rock sampling in addition to a pole-dipole induced polarization survey (IP Survey) and its interpretation. The Company continues with these work-up activities and has recently staked claims at all three zones.

Mustang South:

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An IP survey has been completed with an interpreted inversion model and a small trenching/rock sampling program confirms historic sampling results. Claims, including a data package, have been acquired.

•	A Notice of Intent (NOI) level drill permit with the Bureau of Land Management (BLM) has been obtained for Mustang Main and Mustang South with the related dirt work already completed.

The results of the IP Survey with a historic UAV magnetics survey and historic geochemical sample data were evaluated to identify geophysical and geochemical characteristics consistent with a potential intrusion-related target (porphyry gold type) that is completely covered. The results of this evaluation revealed overlapping anomalies associated with quartz veins, gold mineralization in historic rock chips and elevated levels of indicator elements: arsenic, antimony and mercury. The historic sampling results have now been confirmed by the Company’s recently conducted trench sampling: 25 rock chip samples were collected from four shallow trenches, each approximately 30 meters long, with 15 samples returning gold grades exceeding 0.100 g/t Au and a peak value of 0.403 g/t Au recorded (see Table 1). The NOI drill permit includes two exploration drill pads at Mustang South (see Figures 1 & 2).

Figure 1 – High Chargeability on the Left and High Resistivity on the Right at 100-150m Depth, with Overlapping Gold Mineralized Rock Samples (>0.1 g/t) in a Potentially Magnetically Destructive Area at Mustang South.

Figure 2 – Quartz-Sericite-Altered Intrusive Rock with Quartz Veinlets at Mustang South.

Mustang North:

Remote sensing data (ASTER) revealed extensive zones of potential advanced argillic alteration: illite, kaolinite, and alunite at Mustang North, prompting the Company to further expand ongoing field reconnaissance and geophysical (IP Survey) in this area. As a result, widespread alteration zones were identified surrounding a circular volcanic structure; the observed rock textures, including phreatomagmatic breccias, altered quartz-vein-bearing ignimbrites

(distal to a potential vent), and opaline silica (interpreted as possible sinter), may be associated with a concealed magmatic-hydrothermal vent (see Figures 3 & 4). This alteration zone appears to be previously unexplored, as no evidence of prior drilling was found. The results of ongoing field investigations will be correlated with the IP Survey anomalies to define targets for test drilling.

Figure 3 – Lithocap with Gossan-like Structures Hosting Quartz Veins at Mustang North.

Figure 4 – Separate Sets of Sheeted Quartz Veins at Mustang North.

Table 1 – Rock Chip Sampling from Trenches at Mustang South (>0.1 g/t Au). Datum: NAD83 / UTM Zone 11N, Lab: ALS Chemex, Method: Au ICP-21.

BLM Claims at Mustang South - Acquisition Terms (USD):

$10,000 was paid to a private vendor in May 2026 in connection with the purchase of two federal lode claims administered by the BLM located within the Mustang South target area. The Company now owns these two claims 100% subject to a 2% NSR with half buyable for $500,000. There was no share compensation, finder fees or work commitment amounts in connection with this transaction.

Claims Position:

At Mustang property, the Company has recently staked 54 new federal lode claims administered by the BLM with the Property’s 203 total claims now covering approximately 1658 hectares (4099 acres).

Quality Assurance/Quality Control:

All sampling was conducted under the supervision of the Company’s project geologists. The samples were taken to the ALS Laboratory (ALS) in Elko, Nevada for preparation; then transferred by ALS to their laboratory to Reno, Nevada for analysis.

The ALS PREP-31 package was utilized for sample preparation. In this package, each sample is crushed to better than 70%, passing 2mm, then a 250-gram riffle split is then taken. This split is pulverized to a target of 85% passing 75microns; and a 30-gram portion of this pulverized split is digested by Aqua Regia. A 41-element suite was run on the samples using the ALS ME-MS 41 multielement package. This method utilizes the Aqua regia digestion followed by low detection ICP-MS (Induced Coupled Plasma) finish.

Gold was analyzed using an Aqua Regia digestion, followed by the Au-ICP 21 method, which is a 30g charge Fire Assay, with an ICP-AES (Induced Coupled Plasma) finish.

ALS Laboratories have ISO 9001 and 17025 accreditations. Black Mammoth Metals Corp’s QA/QC program includes regular insertion of CRM standards, duplicates and blanks into the sample stream with a stringent review of all results. ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration.

Incentive Stock Options:

The Company has granted incentive stock options to its directors and consultants to purchase an aggregate of up to 1,160,000 common shares at a price of $4.30 CAD per share for a 5-year period, in accordance with its Stock Option Plan. The options will vest 30% after year one, 30% after year two and 40% after year three.

Black Mammoth continues to acquire non-core exploration interests in the western US, by purchase or staking.

Correction to the Company’s NR Dated June 4, 2026:

The claims position at Mineral Mountain now covers 317 hectares (785 acres).

About Black Mammoth Metals Corporation:

Since January 2024, Black Mammoth Metals has acquired a 100% interest in 28 core properties:

•	Mineral Mountain, Washington County, UT.

•	Antelope Gold property, White Pine County, NV.

•	305 property, Lander County, NV.

•	Cupz Gold property, Esmeralda County, NV.

•	West Reveille Silver property, Nye County, NV.

•	Tom’s Pediment Gold-Silver property, Lander County, NV.

•	Mustang Gold-Silver property, Nye County, NV.

•	Ramsey Silver property, La Paz County, AZ.

•	Gallinas Rare Earth property, Lincoln County, NM.

•	Amador Silver property, Lander County, NV.

•	Big Bear Copper property, Gila County, AZ.

•	Zulu Gold property, Gila County, AZ.

•	Northern Star property, La Paz County, AZ.

•	Coal Canyon Gold property, Pershing County, NV.

•	Island Mountain Gold District (including Coleman Canyon, St. Elmo and Diamond Jim (Ag, Pb, Zn, Sb)), Elko County, NV.

•	Clover High-Grade Gold property, Elko County, NV.

•	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID.

•	East Reveille Gold property, Nye County, NV.

•	America Mine Gold property, San Bernardino, CA.

•	Quito Gold property, Lander County, NV.

•	South Ravenswood Gold District (including the Raven, and Happy Cat properties) Lander County, NV. (Happy Cat was purchased prior to January 2024).

•	Callaghan Gold District (including North Callaghan, Charlie, Cottonwood and Rast properties), Lander County, NV.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Qualified Person

The scientific and technical information disclosed in this news release has been reviewed and verified by Mark J. Abrams, CPG #11451, a Qualified Person as defined under NI 43-101, and a director of Black Mammoth. Verification procedures included review of sampling procedures, analytical results, QA/QC data and the geological interpretation supporting the disclosure contained herein. Mr. Abrams is not aware of any material limitations on the verification of the data disclosed in this news release. Mr. Abrams has reviewed and approved the scientific and technical information contained in this news release.

On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION:

This news release may contain “forward-looking statements” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this news release include, but are not limited to, statements regarding the interpretation of exploration results, the identification and advancement of exploration targets, the significance of geophysical and geochemical anomalies, the potential for mineralization at Mustang South, Mustang North and Mustang Main, planned exploration activities, future drilling programs, the receipt and maintenance of permits, and the Company’s ability to continue acquiring and advancing mineral properties.

Forward-looking information and statements are based on certain assumptions and involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking information and statements. These assumptions include, without limitation, that exploration activities will proceed as planned, exploration expenditures will remain available as required, permitting and regulatory approvals will be obtained and maintained on acceptable terms, geological interpretations prove to be accurate, and general market, industry and economic conditions remain reasonably favourable.

Key risks and uncertainties include, without limitation, that exploration activities may not proceed as anticipated; exploration results may not support the Company’s geological interpretations; drill targets may not result in the discovery of economically significant mineralization; permits may be delayed, amended or withdrawn; commodity prices may decline; financing may not be available on acceptable terms or at all; costs may increase; and general market, economic, regulatory and industry conditions may adversely affect the Company’s business, operations and exploration plans. Additional risks are described in the Company’s public disclosure documents filed on SEDAR+ (www.sedarplus.ca) and with the U.S. Securities and Exchange Commission (www.sec.gov).

There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements herein are made as of the date hereof, and the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Neither Nasdaq, the TSXV, nor any securities regulatory authority has approved or disapproved of the contents of this press release.

For further information: Black Mammoth Metals Corporation, Phone: 604 347 9101,

Email: blackmammothmetals@gmail.com, Website: www.blackmammothmetals.com